SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 7

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

WORKHORSE GROUP INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

98138J206

(CUSIP Number)

C/O Workhorse Group Inc.

100 Commerce Drive, Loveland, Ohio  45140

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 98138J206	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph T. Lukens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 8,332,519 (1)
BENEFICIALLY OWNED BY PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,332,519 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,332,519 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (2)
14	TYPE OF REPORTING PERSON* IN

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 8,332,519 shares of common stock, which includes (i) 6,970,283 shares of common stock held by the New Era Capital Fund L.P. (“New Era”). New Era Capital LLC (“NEC”) is the General Partner of New Era. Mr. Lukens is the managing member of NEC; (ii) 154,871 shares of common stock held by The Joe & Kim Lukens Foundation; (iii) 25,000 shares of common stock held by the Joseph T Lukens, Jr. and Gerald Budde, Co-Trustee of the Joseph T. Lukens, Jr. Irrevocable Trust for Nathan J. Lukens U/T/A Dated 2/23/2016; (iv) 25,000 shares of common stock held by the Joseph T Lukens, Jr. and Gerald Budde, Co-Trustee of the Joseph T. Lukens, Jr. Irrevocable Trust for Roman E. Lukens U/T/A Dated 2/23/2016; (v) a common stock purchase warrant to acquire 571,429 shares of common stock at $5.28 per share and (vi) a common stock purchase warrant to acquire 585,936 shares of common stock at $3.80 per share held by New Era.

(2) Percentage of class calculated based on an aggregate of 41,126,934 shares issued and outstanding as of September 29, 2017.

Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Workhorse Group Inc., a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 100 Commerce Drive, Loveland, Ohio 45140.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Joseph T. Lukens (“Reporting Person”).

The address of the principal office of the Reporting Person is c/o Workhorse Group Inc., 100 Commerce Drive, Loveland, OH 45140.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

US Trust Company of Delaware Administrative Trustee of the Joe & Kim Lukens Dynasty Trust assigned 2,697,147 shares of common stock to New Era Capital Fund L.P. (“New Era”) in exchange for 34.504% of New Era. New Era Capital LLC (“NEC”) is the General Partner of New Era. Mr. Lukens is the managing member of NEC. Jospeh T. Lukens, Jr. assigned 3,491,888 shares of common stock to New Era in exchange for 44.672% of New Era. New Era acquired 781,248 shares of common stock and warrants to purchase 585,936 shares of common stock for a period of five years at an exercise price of $3.80 per share from the Company on September 18, 2017.

The Reporting Person acquired beneficial ownership of the securities with his own personal funds.

The Reporting Person did not acquire beneficial ownership of any securities with borrowed funds.

Page 4 of 5 Pages

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of September 28, 2017, Reporting Person beneficially owned 8,332,519 or 19.7% of Issuer’s common stock.

Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 5, 2017	By:	/s/ Joseph T. Lukens
Joseph T. Lukens